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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________
                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                               (Amendment No. 1)

                         Miller Energy Resources, Inc.
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                   600527105
                                 (CUSIP Number)

                               Thomas D. Mueller
              Chief Operating Officer and Chief Compliance Officer
                      462 South Fourth Street, Suite 1600
                              Louisville, KY 40202
                                 (502) 371-4100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 15, 2014
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

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--------- ----------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS

        RIVER ROAD ASSET MANAGEMENT, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------- ----------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [_]
                                                                         (b) [_]
--------- ----------------------------------------------------------------------
3 SEC USE ONLY

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4 SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5 CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
  or 2(e)                                                                   [_]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------- ----------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                2,620,692
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
----------------------- ------ -------------------------------------------------
                        8      SHARED VOTING POWER
                               NONE
----------------------- ------ -------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                               3,463,742
----------------------- ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               NONE
----------------------- ------ -------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,463,742
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IA
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

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $0.0001 per share (the "Stock"), of Miller Energy Resources, Inc. (the "Issuer"). The principle executive office of the Issuer is located at the following address:

Miller Energy Resources, Inc.
9721 Cogdill Road, Suite 302
Knoxville, TN 37932

ITEM 2. IDENTITY AND BACKGROUND

The information regarding the persons filing this statement is as follows:

(a) The name of the persons filing are:

       RIVER ROAD ASSET MANAGEMENT, LLC ("RRAM") (the "FILER").

(b) The business address of the Filer is as follows:

       462 SOUTH FOURTH STREET, SUITE 1600, LOUISVILLE, KY 40202

(c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other in which such employment is conducted: RRAM IS A SECURITIES AND EXCHANGE COMMISSION REGISTERED INVESTMENT ADVISOR.

       THE NAME, BUSINESS ADDRESS, BUSINESS ACTIVITY AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILER ARE SET FORTH IN ANNEX A, WHICH IS INCORPORATED HEREIN BY REFERENCE.

(d) During the last five years, none of the Filer, or the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filer, or the persons listed in Annex A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship:
       RRAM IS ORGANIZED UNDER THE LAWS OF DELAWARE.

       THE CITIZENSHIP OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILER WHO IS A NATURAL PERSON IS SET FORTH IN ANNEX A HERETO, WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in purchasing the Stock of the Issuer is RRAM client funds for which RRAM acts as investment advisor pursuant to an investment advisory agreement between each RRAM client and RRAM. The amount of funds used in purchasing the Stock of the Issuer is $18,217,346.09.

ITEM 4. PURPOSE OF TRANSACTION

The Stock was acquired for investment purposes in the ordinary course of business. As such, the Filer may purchase, hold, vote, trade, dispose, sell or otherwise deal the Stock for the benefit of their clients depending on changes in the per share price of the Stock, or related to changes in the Issuer's operations, management structure, business strategy, future acquisitions, growth prospects, liquidity, capital allocation, including use of leverage, or from the sale or merger of the Issuer. The Filer may discuss such matters, and specifically may discuss board of director nominees and may suggest potential board of director nominees, with the Issuer's management or directors, other shareholders, existing or potential strategic partners or competitors, investment and finance professionals, and other investors. Such analysis and discussions may result in the Filer materially modifying their ownership of the Stock. The Filer may also exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in its operations, governance, capitalization, or propose one or more of the actions described in sections (a) through (j) of Item 4 of Schedule 13D, all in order to enhance shareholder value. The Filer does not intend to seek control of the Issuer or participate in the day-to-day management of the Issuer. The Filer is making this amended filing due to disposition of the Stock in an amount that may be deemed a "material" change to its beneficial ownership. The disposition of the Stock was made for investment purposes in the ordinary course of business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Based on 46,351,471 shares of Common Stock of the Issuer outstanding as of September 3, 2014, the Filer, or the persons listed in Annex A, may be deemed to beneficially own 3,463,742, or 7.5%, of the Issuer's outstanding shares of Common Stock.

(b) The Filer, or the persons listed in Annex A, have the sole power to vote or direct the vote of 2,620,692 shares of the Stock and to dispose or direct the disposition of 3,463,742 shares of the Stock that the Filers may be deemed to beneficially own.

(c) The Filer effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filer during the sixty days prior to and including October 20, 2014 (date range: August 22, 2014 through October 20,
     2014):



   (1) NAME     (2) DATE   (3) NUMBER OF     (4) PRICE PER       (5) HOW              WHERE TRANSACTED
                             SHARES OF          SHARE OF        TRANSACTED -
                            COMMON STOCK      COMMON STOCK      SELL OR BUY

RRAM             9/2/2014            42           5.07             Buy             RRAM Principal Place of Business
RRAM             9/2/2014            48           5.07             Buy             RRAM Principal Place of Business
RRAM             9/2/2014           283           5.07             Buy             RRAM Principal Place of Business
RRAM             9/3/2014            45           4.70             Sell            RRAM Principal Place of Business
RRAM             9/9/2014         2,384           4.51             Buy             RRAM Principal Place of Business
RRAM            9/19/2014           200           4.85             Buy             RRAM Principal Place of Business
RRAM            9/22/2014           800           4.73             Buy             RRAM Principal Place of Business
RRAM            9/26/2014         1,850           4.56             Buy             RRAM Principal Place of Business
RRAM            10/7/2014         3,640           4.08             Buy             RRAM Principal Place of Business
RRAM            10/8/2014         2,000           4.04             Buy             RRAM Principal Place of Business
RRAM           10/10/2014           490           3.76             Sell            RRAM Principal Place of Business
RRAM           10/10/2014         7,000           3.83             Sell            RRAM Principal Place of Business
RRAM           10/14/2014        27,645           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014        13,713           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014            64           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014           559           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014         2,610           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014         3,488           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014         5,131           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014           310           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014           759           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014           103           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014         1,101           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014         8,009           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014           580           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014        14,927           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014         6,330           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014         3,083           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014        12,757           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014         1,110           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014        26,500           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014        14,824           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014           523           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014         1,189           3.29             Sell            RRAM Principal Place of Business
RRAM           10/14/2014         1,823           3.29             Sell            RRAM Principal Place of Busines
RRAM           10/14/2014         2,862           3.29             Sell            RRAM Principal Place of Business
RRAM           10/20/2014         1,040           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           650           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014         3,910           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           160           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014         1,040           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014         3,110           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014         1,190           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           360           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           960           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014         1,390           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           190           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           300           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           250           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           220           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014         1,830           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           250           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           490           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014            90           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           430           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           280           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           130           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014         1,000           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           470           3.72             Sell            RRAM Principal Place of Business
RRAM           10/20/2014           690           3.72             Sell            RRAM Principal Place of Business



The transactions noted above were purchases or sales of shares effected in the open market and the table includes commissions paid in per share prices.

(d)    Not applicable.

(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

RRAM is the investment adviser to accounts of RRAM clients pursuant to investment advisory agreements between RRAM clients and RRAM. Each investment advisory agreement provides RRAM with the authority, among other things, to invest account funds in the Stock, to dispose of the Stock, and to file this statement on behalf of the account. Some, but not all, investment advisory agreements provide RRAM with the authority to vote for the Stock. The number of shares of Stock for which RRAM has sole voting power is reflected on RRAM's cover page.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

ANNEX A - The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filer.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2014                           RIVER ROAD ASSET MANAGEMENT, LLC,
                                           a Delaware limited liability company

                                           /s/  Thomas D. Mueller
                                           -----------------------
                                           By: Thomas D. Mueller
                                               Chief Operating Officer and
                                               Chief Compliance Officer

Annex A

The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filer are set forth in Exhibit A hereto, which is incorporated herein by reference.


RIVER ROAD ASSET MANAGEMENT, LLC

NAME                 BUSINESS        BUSINESS ACTIVITY         PRESENT PRINCIPAL OCCUPATION   CITIZENSHIP
                     ADDRESS                                   OR EMPLOYMENT
Shircliff, James C.  462 S. 4th      Chief Investment Officer  Chief Investment Officer       United States
                     Street
                     Suite 1600
                     Louisville, KY
                     40202

Beck, R. Andrew      462 S. 4th      President & CEO           President & CEO                United States
                     Street
                     Suite 1600
                     Louisville, KY
                     40202

Sanders III, Henry   462 S. 4th      Executive Vice President  Executive Vice President       United States
W.                   Street
                     Suite 1600
                     Louisville, KY
                     40202

Forsha, Thomas S.    462 S. 4th      Co-Chief Investment       Co-Chief Investment Officer    United States
                     Street          Officer
                     Suite 1600
                     Louisville, KY
                     40202

Deuser, Greg E.      462 S. 4th      Chief Risk Officer        Chief Risk Officer             United States
                     Street
                     Suite 1600
                     Louisville, KY
                     40202

Mueller,             462 S. 4th      Chief Compliance Officer  Chief Compliance Officer and   United States
Thomas D.            Street          and Chief Operating       Chief Operating Officer
                     Suite 1600      Officer
                     Louisville, KY
                     40202